UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)

of the Securities Exchange Act of 1934

Optex Systems Holdings, Inc.
(Name of Subject Company (Issuer)

Optex Systems Holdings, Inc.
Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

Stanley A. Hirschman President Optex Systems Holdings, Inc.	Copies of all correspondence to: Jolie Kahn, Esq. 2 Liberty Place, 34th floor Philadelphia, PA 19103 Fax (866) 705-3071
1420 Presidential Drive
Richardson, TX 75081-2439
Telephone (972) 644-0722

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$81,316.67	$9.32

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party Tender Offer subject to Rule 14d-1

☒ issuer Tender Offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Optex Systems Holdings, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to holders of the Company’s outstanding warrants, purchased in the Company’s March 2009 private placement (the “Warrants”), which would entitle the holders to purchase an aggregate of 8,131,667 shares of the Company, par value $0.00001 per share (the “Shares”), to purchase Shares at a reduction in the exercise price of the Warrants from $0.45 per share to $0.01 per share for a period of 30 days from the date of effectiveness of the Company’s Registration Statement on Form S-1, originally filed with the U.S. Securities and Exchange Commission on April 14, 2011 (“Registration Statement”). The maximum number of Shares that will be issued in connection with the Offer is 8,131,667. The offer is subject to the terms and conditions set forth in the Offer Letter, dated July 19, 2012 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), (with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Election to Purchase attached as Exhibit A to the Warrant certificate is incorporated by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Optex Systems Holdings, Inc., a Delaware corporation. Its principal executive offices are located at 1420 Presidential Drive, Richardson, TX 75081-2439. The Company’s telephone number is (972) 644-0722.

(b) Securities.

The securities that are the subject of this Schedule TO are 8,131,667 Warrants. The Warrants are exercisable for an aggregate of 8,131,667 Shares of the Company.

(c) Trading Market and Price.

The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares, Warrants and Units” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person and the telephone number for each such person are the business address and telephone number of the Company set forth under Item 2(a) above.

Name	Position

Stanley A. Hirschman	President, Secretary, Treasurer & Director

Merrick D. Okamoto	Director

Ronald F. Richards	Chairman of the Board

Danny Schoening	Chief Operating Officer

Karen L. Hawkins	Vice President of Finance and Controller

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

No Warrants are held by officers or directors of the Company.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The Warrants exercised pursuant to the Offer will be retired and cancelled.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(l)-(8) and (10). With respect to Regulation M-A, Item 1006(c)(9), the exercise of every one (1) Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer. The Company will provide funds for the payment of expenses out of its working capital.

(b) Conditions.

Not applicable.

(c) Expenses.

The Company does not expect to incur material expenses in connection with this Offer.

(d) Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer Letter under “The Offer, Section 5.E. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities transactions.

Neither the Company nor, to the Company’s knowledge after reasonable inquiry, have any of the Company’s officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has not retained an Information Agent. The Company shall contact holders of Warrants by mail pursuant to the form of offer letter and transmittal letter attached hereto as Exhibits (a)(1).

Item 10. Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information.

Not required.

Item. 11. Additional Information.

The information set forth in the Offer Letter a copy of which are filed as Exhibit (a)(l)(A) hereto, and the related Election to Purchase attached as Exhibit A to the Warrant certificate, filed as Exhibit 10.4 to the Company’s registration statement on Form S-1, filed with the SEC on May 19, 2009 are incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter
(a)(1)(B)	Form of Notice of Guaranteed Delivery
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Financial Statements of Optex Systems Holdings, Inc..(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 27, 2011, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on February 15, 2012, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2012, incorporated herein by reference.
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Stanley A. Hirschman
Name: Stanley A. Hirschman
Title: President

Date: July 19, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter
(a)(1)(B)	Form of Notice of Guaranteed Delivery
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Financial Statements of Optex Systems Holdings, Inc..(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 27, 2011, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on February 15, 2012, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2012, incorporated herein by reference.
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)	(i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

OFFER LETTER

TO ALL HOLDERS OF WARRANTS

TO EXERCISE WARRANTS FOR SHARES OF COMMON STOCK

OF

OPTEX SYSTEMS HOLDINGS, INC.

JULY 19, 2012

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW WARRANTS THAT YOU EXERCISE WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON AUGUST 18, 2012, UNLESS THE OFFER PERIOD IS EXTENDED. THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME, ALTHOUGH IT IS NOT REQUIRED TO DO SO.

THE OFFER IS BEING MADE SOLELY UNDER THIS OFFER LETTER AND THE RELATED ELECTION TO PURCHASE ATTACHED AS EXHIBIT A TO THE WARRANT CERTIFICATE TO ALL HOLDERS OF WARRANTS. THE OFFER IS NOT BEING MADE TO, NOR WILL EXERCISES BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF WARRANTS RESIDING IN ANY U.S. STATE IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES, BLUE SKY OR OTHER LAWS OF SUCH U.S. STATE.

Optex Systems Holdings, Inc. (the “Company”) is making an offer, upon the terms and conditions in this Offer Letter and related Election to Purchase attached as Exhibit A to the Warrant certificate (which together constitute the “Offer”), to all holders of the Company’s outstanding warrants (the “Warrants”), which entitle the holders to purchase an aggregate of 8,131,667 shares of the Company, par value $0.00001 per share (the “Shares”), on the following terms: to exercise those warrants at an exercise price of $.01 per share for a period of thirty days from the date hereof. The maximum number of Shares that will be issued in connection with the Offer is 8,131,667. The Warrants consist of 8,131,667 warrants of the Company, with an original exercise price of $0.45 per share, issued by the Company in a private placement transaction in March 2009. The temporary reduction in the Warrant exercise price to $0.01 per share was determined by the Company in order to provide the holders of the Warrants with an incentive to exercise the Warrants. The “Offer Period” is the period commencing on July 19, 2012 and ending at 5:00 p.m., Eastern Time, on August 18, 2012, or such later date to which the Company may extend the Offer (the “Expiration Date”).

Our Shares, Public Warrants and Units are listed on the OTCBB under the symbol “OPXS”. As of September 16, 2011, the last reported sale price for the Shares was $0.007 per share.

The Offer is to permit holders of Warrants to exercise their Warrants at a reduced exercise price of $0.01 per share during the Offer Period. A holder may exercise as few or as many Warrants as the holder elects. No script or fractional shares will be issued. Warrants may only be exercised for whole shares.

You may exercise some or all of your Warrants on these terms. If you elect to exercise Warrants in response to the Offer, please follow the instructions in this Offer Letter and the related documents, including the Election to Purchase attached as Exhibit A to the Warrant certificate.

Investing in the Shares involves a high degree of risk. See Section 12 of this Offer Letter for a discussion of information that you should consider before exercising Warrants in the Offer.

The Offer will commence on July 19, 2012 (the date the materials relating to the Offer are first sent to the holders) and end on the Expiration Date.

All of the currently outstanding Warrants are subject to the Offer.

A detailed discussion of the Offer is contained in this Offer Letter. Holders of Warrants are strongly encouraged to read this entire package of materials, and the publicly-filed information about the Company referenced herein, before making a decision regarding the Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

IMPORTANT PROCEDURES If you want to exercise some or all of your Warrants, you must if you hold Warrant certificates in your own name, complete and sign the Election to Purchase attached as Exhibit A to the Warrant certificate according to its instructions, and deliver the Election to Purchase attached as Exhibit A to the Warrant certificate, together with any required signature guarantee, the certificates for your Warrants and any other documents and payment of the exercise price as required by the Election to Purchase attached as Exhibit A to the Warrant certificate, to the Company.

TO EXERCISE YOUR WARRANTS, YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS OFFER LETTER, THE LETTER OF TRANSM1TTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO THE OFFER.

NO SCRIPT OR FRACTIONAL SHARES WILL BE ISSUED. WARRANTS MAY ONLY BE EXERCISED FOR WHOLE SHARES.

If you have any questions or need assistance, you should contact the Company. You may request additional copies of this Offer Letter, the Election to Purchase attached as Exhibit A to the Warrant certificate or the Notice of Guaranteed Delivery from the Company at:

Stanley A. Hirschman President Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439
Telephone (972) 644-0722

TABLE OF CONTENTS

SUMMARY		1
THE OFFER		2
1.	GENERAL TERMS	2
2.	PROCEDURE FOR EXERCISING WARRANTS	3
3.	WITHDRAWAL RIGHTS	5
4.	ACCEPTANCE OF WARRANTS AND ISSUANCE OF SHARES	6
5.	BACKGROUND AND PURPOSE OF THE OFFER	6
6.	PRICE RANGE OF SHARES, WARRANTS AND UNITS	8
7.	SOURCE AND AMOUNT OF FUNDS	9
8.	TRANSACTIONS AND AGREEMENTS CONCERNING THE COMPANY’S SECURITIES	9
9.	FINANCIAL INFORMATION REGARDING THE COMPANY	9
10.	EXTENSIONS; AMENDMENTS; CONDITIONS; TERMINATION	11
11.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	11
12.	RISK FACTORS; FORWARD-LOOKING STATEMENTS	12
13.	ADDITIONAL INFORMATION; MISCELLANEOUS	13

Unless otherwise stated in this Offer Letter, references to “we,” “our,” “us,” or the “Company” refer to Optex Systems Holdings, Inc. An investment in our Shares involves risks. You should carefully consider the information provided under the heading “Risk Factors” contained herein.

SUMMARY

The Company	Optex Systems Holdings, Inc., a Delaware corporation. Our principal executive offices are located at 1420 Presidential Drive, Richardson, TX 75081.

The Warrants	As of May 24, 2011, the Company had 8,131,667 Warrants outstanding. The Warrants are exercisable for an aggregate of 8,131,667 and is exerciseable for one Share at an exercise price of $0.45 except that during the Offer Period the exercise price is reduced to $0.01 per share. By their terms, the Warrants will expire on March 30, 2014.

Market Price of the Shares	Our Shares are listed on the OTCBB. As of May 25, 2012, the last reported sale prices for the Shares was $0.01.

The Offer	Until the Expiration Date, holders can exercise their Warrants at an exercise price of $0.01 per share.

Fractional Shares	No fractional Shares will be issued. No cash will be paid in lieu of fractional shares.

Reasons for the Offer	The Offer is being made to all holders of Warrants. The purpose of the Offer is to induce the holders to exercise their Warrants. See Section 5.C., “Background and Purpose of the Offer—Purpose of the Offer.”

Expiration Date of the Offer	5:00 p.m.. Eastern Time, on August 18, 2012. All Warrants and related paperwork must be received by the Company by this time, as instructed herein. See Section 10, “Conditions; Termination.”

Withdrawal Rights	If you exercise your Warrants and change your mind, you may withdraw your exercised Warrants at any time until the Expiration Date, as described in greater detail in Section 3 herein. See Section 3, “Withdrawal Rights.”

Participation by Officers and Directors	To our knowledge, all of our executive officers and directors who own Warrants intend to participate in the Offer. See Section 5.E., “Background and Purpose of the Offer—Interests of Directors and Officers.”

Conditions of the Offer	The conditions of the Offer are:

	(A)	no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exercise of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exercise of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exercise of Warrants for Shares under the Offer;

	(B)	there shall not have occurred:

		●	any general suspension of or limitation on trading in securities on the OTCBB, whether or not mandatory,
		●	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,
		●	a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, or
		●	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

1

	(C)	there shall not have been any commission or other remuneration paid by us with respect to the solicitation of Warrant holders in connection with the Offer.

We may terminate the Offer if any of the conditions of the Offer are not satisfied prior to me Expiration Date. See Section 10, “Conditions; Termination.”

Board of Directors’ Recommendations	Our Board of Directors has approved the Offer. However, none of the Company, its directors, officers or employees makes any recommendation as to whether to exercise Warrants. You must make your own decision as to whether to exercise some or all of your Warrants. See Section 1C., “General Terms—Board Approval of the Offer; No Recommendation; Holder’s Own Decision.

How to Exercise Warrants	To exercise your Warrants, you must complete the actions described herein under Section 2 before the Offer expires.

Further Information	Please direct questions or requests for assistance, or for additional copies of this Offer Letter, Election to Purchase attached as Exhibit A to the Warrant certificate or other materials, in writing, to the Company as set forth herein. See Section 13, “Additional Information; Miscellaneous.”

THE OFFER

Risks of Participating In the Offer

Participation in the Offer involves a number of risks, including, but not limited to, the risks identified in Section 12 below. Holders should carefully consider these risks and are urged to speak with their personal financial, investment and/or tax advisors as necessary before deciding whether to participate in the Offer. In addition, the Company strongly encourages you to read this Offer Letter in its entirety and review the documents referred to in Sections 8, 9, 12 and 13.

1. GENERAL TERMS

Subject to the terms and conditions of the Offer, the Company is making an offer to all holders of an aggregate of 8,131,667 Warrants to exercise the Warrants in exercise for Shares at an exercise price of $0.01 per share. The maximum number of shares that the Company will issue in connection with the Tender Offer is 8,131,667. A holder may exercise as few or as many Warrants as the holder elects. No script or fractional shares will be issued. Warrants may only be exercised for whole Shares. No cash will be paid in lieu of fractional shares.

You may exercise some or all of your Warrants on these terms. If you elect to exercise Warrants in response to the Offer, please follow the instructions in this Offer Letter and the related documents, including the Election to Purchase attached as Exhibit A to the Warrant certificate.

If you exercise Warrants, you may withdraw your exercised Warrants before the Expiration Date and retain them on their terms by following the instructions herein.

The Offer is not subject to any minimum number of Warrants being exercised.

The Offer is made pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

If you exercise Warrants or Warrants pursuant to the Offer, you will receive legended Shares, which shall be restricted as to resale under the Securities Exchange Act of 1933.

2

A. Period of Offer

The Offer will only be open for a period beginning on July 19, 2012 at 5:00p.m. Eastern Time and ending on the Expiration Date. The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

B. Partial Exercise Permitted

If you choose to participate in the Offer, you may exercise less than all of your Warrants pursuant to the terms of the Offer. No script or fractional shares will be issued. Warrants may only be exercised for whole shares. No cash will be paid in lieu of fractional shares.

C. Board Approval of the Offer; No Recommendation; Holder’s Own Decision

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE COMPANY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

2. PROCEDURE FOR EXERCISING WARRANTS

A. Proper Exercise of Warrants

To exercise Warrants validly pursuant to the Offer, a properly completed and duly executed Election to Purchase attached as Exhibit A to the Warrant certificate or photocopy thereof, together with any required signature guarantees and payment of the Warrant exercise price, must be received by the Company at its address set forth on the last page of this document prior to the Expiration Date. The method of delivery of all required documents is at the option and risk of the exercising Warrant holders. If delivery is by mail, the Company recommends registered mail with return receipt requested (properly insured). In all cases, sufficient time should be allowed to assure timely delivery.

In the Election to Purchase attached as Exhibit A to the Warrant certificate, the exercising Warrant holder must: (i) set forth his, her or its name and address; and (ii) set forth the number of Warrants exercised.

All signatures on the Letters of Transmittal must be guaranteed by an “Eligible Institution.”

An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the Warrants are registered in the name of a person other than the signer of the Election to Purchase attached as Exhibit A to the Warrant certificate, the Warrants must be endorsed or accompanied by appropriate instruments of assignment, in either case signed exactly as the name(s) of the registered owner(s) appear on the Warrants, with the signature(s) on the Warrants or instruments of assignment guaranteed.

Unless the Warrants being exercised are delivered to the Company by 5:00 p.m. Eastern Time, on the Expiration Date accompanied by a properly completed and duly executed Election to Purchase attached as Exhibit A to the Warrant certificate and payment of the Warrant exercise price, the Company may, at its option, treat such exercise as invalid. Issuance of Shares upon exercise of Warrants will be made only against the valid exercise of Warrants.

3

A exercise of Warrants pursuant to the procedures described below in this Section 2 will constitute a binding agreement between the exercising holder and the Company upon the terms and subject to the conditions of the Offer,

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A ELECTION TO PURCHASE ATTACHED AS EXHIBIT A TO THE WARRANT CERTIFICATE AND PAYMENT OF THE WARRANT EXERCISE PRICE, MUST BE MADE TO THE COMPANY.

GUARANTEED DELIVERY. If you want to exercise your Warrants pursuant to the Offer, but (i) your Warrants are not immediately available or (ii) time will not permit all required documents to reach the Company prior to the Expiration Date, you can still exercise your Warrants, if all the following conditions are met:

(1)	the exercise is made by or through an Eligible Institution;

(2)	the Company receives by hand, mail, overnight courier or fax, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this Offer Letter (with signatures guaranteed by an Eligible Institution); and

(3)	the Company receives, within three NYSE trading days after the date of its receipt of the Notice of Guaranteed Delivery:

(a)	the certificates for all exercised Warrants, or confirmation of receipt of the Warrants pursuant to the procedure for book-entry transfer as described above, and

(b)	a properly completed and duly executed Election to Purchase attached as Exhibit A to the Warrant certificate (or copy thereof), and any other documents required by the Election to Purchase attached as Exhibit A to the Warrant certificate and payment of the Warrant exercise price.

In any event, the issuance of Shares for Warrants exercised pursuant to the Offer and accepted pursuant to the Offer will be made only after timely receipt by the Company of Warrants, properly completed, duly executed Letter(s) of Transmittal and any other required documents.

B. Conditions of the Offer

The conditions of the Offer are:

(1)	no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exercise of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exercise of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exercise of Warrants for Shares under the Offer;

(2)	there shall not have occurred:

●	any general suspension of or limitation on trading in securities on the OTCBB market, whether or not mandatory,
●	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,

●	a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, or
●	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

(3)	there shall not have been any commission or other remuneration paid by us with respect to the solicitation of Warrant holders in connection with the Offer.

4

We may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date. In the event that we terminate the Offer, all Warrants exercised by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on March 30, 2014 and will otherwise remain subject to their original terms.

C. Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exercise of any exercises of Warrants will be determined by the Company, in its sole discretion, and its determination shall be final and binding, subject to the judgment of any court. The Company reserves the absolute right, subject to the judgment of any court, to reject any or all exercises of Warrants that it determines are not in proper form or reject exercises of Warrants that may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to the judgment of any court, to waive any defect or irregularity in any exercise of Warrants. Neither the Company nor any other person will be under any duty to give notice of any defect or irregularity in exercises, nor shall any of them incur any liability for failure to give any such notice.

The exercise of Warrants pursuant to the procedure described above will constitute a binding agreement between the exercising Warrant holder and the Company upon the terms and subject to the conditions of the Offer.

D. Signature Guarantees

3. WITHDRAWAL RIGHTS

Exercises of Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. Thereafter, such exercises are irrevocable. To be effective, a written notice of withdrawal must be timely received by the Company at its address identified in this Offer Letter. Any notice of withdrawal must specify the name of the person who exercised the Warrants for which exercises are to be withdrawn and the number of Warrants to be withdrawn. If the Warrants to be withdrawn have been delivered to the Company, a signed notice of withdrawal must be submitted to the Company prior to release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the exercising Warrant holder) and the serial numbers shown on the particular certificates evidencing the Warrants to be withdrawn. Withdrawal may not be cancelled, and Warrants for which exercises are withdrawn will thereafter be deemed not validly exercised for purposes of the Offer. However, Warrants for which exercises are withdrawn may be exercised again by following one of the procedures described in Section 2 at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court. You may combine withdrawn Warrants and Shares back into Units by sending a letter of instruction to your broker requesting the combination. The broker will then instruct the Company’s transfer agent to process the combination.

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4. ACCEPTANCE OF WARRANTS AND ISSUANCE OF SHARES

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly exercised as of the Expiration Date. The Shares to be issued will be delivered promptly following the Expiration Date. In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt by the Company of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Election to Purchase attached as Exhibit A to the Warrant certificate or manually signed copy thereof and the surrender of Warrants being exercised and payment of the Warrant exercise price.

For purposes of the Offer, the Company will be deemed to have accepted for exercise Warrants that are validly exercised and for which exercises are not withdrawn, unless the Company gives written notice to the Warrant holder of its non-acceptance prior to the Expiration Date.

If you exercise Warrants pursuant to the Offer, you will receive legended Shares, which are subject to restriction as to resale under the Securities Act of 1933.

5. BACKGROUND AND PURPOSE OF THE OFFER

A. Information Concerning Optex Systems Holdings, Inc.

Organizational History

On March 30, 2009, Optex Systems Holdings, Inc. (formerly known as Sustut Exploration, Inc.), a Delaware corporation, along with Optex Systems, Inc. (Delaware), which was a privately held Delaware corporation that has since become Optex Systems Holdings’ wholly-owned subsidiary, entered into a reorganization agreement and plan of reorganization, pursuant to which Optex Systems, Inc. (Delaware) was acquired by Optex Systems Holdings in a share exchange transaction. At the closing of the reorganization, the registrant changed its name from Sustut Exploration Inc. to Optex Systems Holdings, Inc. and its year end from December 31 to a fiscal year ending on the Sunday nearest September 30. Optex Systems, Inc. (Delaware) has remained a wholly-owned subsidiary of Optex Systems Holdings, and Optex Systems, Inc. (Delaware)’s shareholders are now shareholders of Optex Systems Holdings.

Immediately prior to the closing under this reorganization agreement and plan of reorganization, as of March 30, 2009, Optex Systems, Inc. (Delaware) accepted subscriptions from accredited investors for a total of $1,219,750 in gross proceeds and $874,529 in net proceeds.

Previously, on October 14, 2008, in a transaction that was consummated via public auction, Optex Systems, Inc. (Delaware) purchased all of the assets of Optex Systems, Inc. (Texas) in exchange for $15 million of Irvine Sensors Corporation debt and the assumption of approximately $3.8 million of certain liabilities of Optex Systems, Inc. (Texas). Optex Systems, Inc. (Delaware) was formed by the Longview Fund, LP and Alpha Capital Antstalt, former secured creditors of Irvine Sensors Corporation, to consummate the October 2008 transaction, and subsequently, on February 20, 2009, Longview Fund conveyed its ownership interest in Optex Systems Holdings to Sileas Corporation, an entity owned by three of Optex Systems Holdings’ officers (one of whom is also one of Optex Systems Holdings’ three directors).

Our Business

Optex Systems Holdings manufactures optical sighting systems and assemblies primarily for United States Department of Defense applications. Optical sighting systems are used to enable a soldier to have improved vision and in some cases, protected vision. One type of system would be a binocular which would have a special optical filter applied to the external lens which would block long wave length light (from a laser) from reaching the soldier’s eyes. Another type of system would be a periscope where the soldier inside an armored vehicle needs to view the external environment outside of the tank. In this case, the visual path is reflected at two 90 degree angles enabling the soldier to be at a different plane than that of the external lens.

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The following table describes the approximate percentage of revenue represented by the types of systems mentioned in the third and fourth sentences of the above paragraph. The table below reflects approximate product revenues for the year ended October 2, 2011 and is a balanced overview of our business based on the percentages.

% of Revenue
Howitzer Programs	28%
Periscope Programs	64%
All Other	8%
Total	100%

Optex Systems Holdings’ products consist primarily of build-to-customer print products that are delivered both directly to the armed services and to other defense prime contractors. Build-to-customer print products are those devices where the customer completes the design of the product and then brings these drawings to the supplier for production. In this case, the supplier would procure the piece parts from suppliers, build the final assembly, and then supply this product back to the original customer who designed it.

Our products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, light armored and armored security vehicles and have been selected for installation on the Stryker family of vehicles. Optex Systems Holdings also manufactures and delivers numerous periscope configurations, rifle and surveillance sights and night vision optical assemblies. Approximately 39% of our current revenue is in support of Abrams vehicles, 29% in support of Stryker vehicles, and 3% in support of Bradley vehicles (all percentages in this sentence for the year ended October 2, 2011). The products that we produce can be used on other vehicles; however, they were originally designed for the Abrams, the Bradley, and the Stryker vehicles. In addition, some of the periscopes that we produce can be used on both the Bradley and the Stryker vehicle. Finally, some customers combine their volumes for new vehicles with those requirements for replacement parts for vehicles coming back from the field. At this time, no vehicle generates more revenues than the Stryker vehicle other than the Abrams and Bradley vehicles.

Optex Systems, Inc. (Delaware), and its predecessor, Optex Systems, Inc. (Texas), have been in business since 1987. Optex Systems Holdings is located in Richardson, TX and is ISO 9001:2008 certified.

B. Establishment of Offer Terms; Approval of the Offer

Our board of directors believes it to be generally in the best interests of us and our stockholders to make the Offer. Therefore, by action of the board of directors taken on March 16, 2011, the board of directors adopted a resolution authorizing the Offer.

The board of directors believes that the proposed temporary reduction in the exercise price of the Warrants will achieve an equitable result as stated below and may act as an inducement for current Warrant holders to invest in the Company in the future. The board of directors also believes that this temporary reduction may provide additional working capital for the Company.

C. Purpose of the Offer

The Offer is being made to all holders of Warrants. The purpose of the Offer is to induce holders of the Warrants to exercise their Warrants. As the market price of the Company’s Common Stock has historically traded at very deep discounts compared to the original $0.45 exercise price, the Company’s Board determined that it would be an equitable result to offer to the holders of the Warrants to exercise their Warrants at a price closer to the current trading price of the Company’s common stock, which as of May 25, 2012, was approximately $0.01.

D. Use of the Warrants

The Warrants tendered to the Company pursuant to the Offer will be retired and cancelled.

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E. Interests of Directors and Officers and Other Insiders

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is.

Name	Position	Number of Warrants Owned	Percentage of Warrants
Merrick Okamoto	Director	975,000 (1)	11.99%

(1) 975,000 warrants are held by Longview Fund, LP. Investment decisions for Longview are made by its investment advisor, Viking Asset Management, LLC. Mr. Merrick Okamoto who is a director of Optex Systems Holdings is the President and a Managing Member of Viking Asset Management and may be deemed to control its business activities, including the investment activities of Longview. Mr. Okamoto, as a control person of Viking and/or Longview, may be deemed to beneficially own all such shares; however, he disclaims such beneficial ownership. Longview Fund will receive Shares for tendered Warrants subject to the terms and conditions applicable to all other Warrant holders as set forth in this Offer Letter.  The Company does not beneficially own any Warrants.  Neither the Company nor, to the Company’s knowledge after reasonable inquiry, have any of the Company’s officers or directors engaged in any transactions in the Warrants.

There are no present plans or proposals by the Company that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (d) any change in the present Board of Directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any other material change in the Company’s corporate structure or business; (f) any class of the Company’s equity securities being delisted from the OTCBB or any other securities exercise; (g) the suspension of the issuer’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; or (h) changes in the Company’s Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person. The exercise of Warrants pursuant to the Offer will result in the acquisition by each exchanging holder of one (1) Share for every Warrant. The Company does not intend to issued more than 8,131,667 Shares in connection with the Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES OR THE COMPANY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION WHETHER YOU SHOULD EXERCISE ANY WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION WHETHER TO EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS.

6. PRICE RANGE OF SHARES

Market Information

Effective with the start of trading on May 1, 2009, our stock received a ticker symbol change from “SSTX” to “OPXS” from FINRA and commenced trading under the new symbol on the OTC Bulletin Board. Trading in our stock has historically been sporadic, trading volumes have been low, and the market price has been volatile.

The following table shows the range of high and low prices for our common stock as reported by the OTC Bulletin Board for each quarter since the fourth quarter of 2010. All prices through the date of the reorganization are as reported on Sustut’s periodic filings, as adjusted for the 2.5:1 forward split of Sustut's common stock authorized on February 27, 2009. All prices since the reorganization are derived from market information as to OTCBB prices as reported through the AOL Finance look up system. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

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Period	High	Low

First Quarter 2010	$0.50	$0.09

Second Quarter 2010	$0.15	$0.08

Third Quarter 2010	$0.09	$0.04

Fourth Quarter 2010	$0.055	$0.02

First Quarter 2011	$0.025	$0.011

Second Quarter 2011	$0.02	$0.014

Third Quarter 2011	$0.02	$0.005

Fourth Quarter 2011	$0.019	$0.0055

First Quarter 2012	$0.01	$0.001

Second Quarter 2012	$0.029	$0.0022

On May 25, 2012, the sale price for our common stock as reported on the OTCBB was $0.01 per share.

Securities outstanding and holders of record

On May 25, 2012, there were approximately 79 record holders of our common stock and 144,444,940 shares of our common stock issued and outstanding.

7. SOURCE AND AMOUNT OF FUNDS

Because this transaction is an offer to holders to exercise their existing Warrants for Shares, there is no source of funds or other cash consideration being paid by the Company to those exercising Warrants. We will use available cash to pay expenses associated with the Offer.

8. TRANSACTIONS AND AGREEMENTS CONCERNING THE COMPANY’S SECURITIES

None.

9. FINANCIAL INFORMATION REGARDING THE COMPANY

The Company incorporates (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011, (ii) the Company’s financial results for the first quarter ended January 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2012, and (iii) the Company’s financial results for the second quarter ended April 1, 2012, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2012. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference. Copies of these reports may be obtained as set forth below under “13. Additional Information; Miscellaneous.”

 Presented in the table below is the following summary financial information:

●	unaudited consolidated financial and operational data for the six months ended April 1, 2012, which have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended April 1, 2012 filed with the SEC on May 15, 2012;

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●	consolidated financial and operational data for the years ended October 3, 2010 and October 2, 2011and the selected consolidated balance sheet data as at October 3, 2010 and October 2, 2011, which have been derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended October 2, 2011 filed with the SEC on December 27, 2011; and

●	unaudited consolidated pro forma financial data for the three months ended April 1, 2012 and for the fiscal year ended October 2, 2011, giving effect to the Offer, assuming that 100% and 50% of the outstanding Warrants are exercised in the Offer.

Results for interim periods are not indicative of those to be expected for any future period.  Unaudited pro forma financial and operational data is presented for illustrative and information al purposes only, and is not necessarily indicative of the Company’s financial condition and results of operations had the Offer been completed during the period presented, nor does it purport to represent the results of the Company for any future period.

The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended October 2, 2011 and our Quarterly Report on Form 10-Q for the period ended April 1, 2012. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.  More comprehensive financial information is included in such reports and the financial information which follows is quantified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under “13. Additional Information; Miscellaneous.”

	(Thousands)
	As of and for the years ended		As of and for the nine months ended	Pro Forma as of and for the nine months ended April 1, 2012	Pro Forma as of and for the nine months ended April 1, 2012
	October 3, 2010	October 2, 2011	April 1, 2012	Assuming 100% of outstanding Warrants exercised	Assuming 50% of outstanding Warrants exercised
Total assets	$10,850	$9,497	$10,859	$10,940	$10,900
Total liabilities	3,826	1,795	3,156	3,156	3,156
Long term debt	-	-	-	-	-
Equity:
Common stock	139	139	144	148	144
Preferred stock	-	-	-	-	-
Additional paid in capital	17,162	17,662	17,670	17,747	17,710
Retained earnings	(10,277)	(10,099)	(10,111)	(10,111)	(10,111)
Total stockholders’ equity	$7,024	$7,702	$7,703	$7,784	$7,744

Total Revenues	$22,902	$16,227	$8,133	$8,133	$8,133
Gross Margin	869	2,486	1,338	1,338	1,338
Income (Loss) Before Taxes	(9,926)	4	-	-	-
Income tax (provision) benefit	314	587	(118)	(118)	(118)
Preferred Stock Dividend	(390)	(413)	106	106	106
Net income (loss) applicable to common shareholders	$(10,002)	$178	$(12)	$(12)	$(12)

Shares outstanding (1)	139,444,940	139,444,940	140,324,060	148,455,727	144,389,894

Book value per share (1)	0.05	$0.05	$0.05	$0.05	$0.05
Earnings per share – basic (1)	(0.07)	$0.00	$(0.00)	$(0.00)	$(0.00)

*For the periods ending October 3, 2010, October 2, 2011, and April 1, 2012 outstanding Series A Preferred Stock, Warrants, and Options have been excluded as anti dilutive, as such the diluted earnings per share calculation is not applicable.

(1)	Calculated based upon shares currently outstanding, and assume the issuance of (i) 8,131,667 shares if 100% of the Warrants are exercised, and (ii) 4,065,834 shares if 50% of the Warrants are exercised.

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10. CONDITIONS; TERMINATION

The conditions of the Offer are:

(A)	no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exercise of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exercise of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exercise of Warrants for Shares under the Offer;

(B) there shall not have occurred:

●	any general suspension of or limitation on trading in securities on the OTCBB, whether or not mandatory,
●	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,

●	a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, or
●	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

(C)	there shall not have been any commission or other remuneration paid by us with respect to the solicitation of Warrant holders in connection with the Offer.

We may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date. In the event that we terminate the Offer, all Warrants exercised by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will remain subject to their original terms.

If you exercise your Warrants, you will be agreeing to exercise any Warrants exercised for the number of Shares issuable pursuant to the Offer, pursuant to the terms and subject to the conditions described herein and the Election to Purchase attached as Exhibit A to the Warrant certificate.

11. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences to holders that own and hold Warrants as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that exercise Warrants for Shares pursuant to the Offer. This discussion does not address all of the tax consequences that may be relevant to a holder based on its individual circumstances and does not address tax consequences applicable to holders that may be subject to special tax rules, such as: financial institutions; insurance companies; regulated investment companies; tax-exempt organizations; dealers or traders in securities or currencies; holders that actually or constructively own 5% or more of our Shares; holders that hold Warrants as part of a position in a straddle or a hedging, conversion or integrated transaction for U.S. federal income tax purposes; holders that have a functional currency other than the U.S. dollar; holders that received their Warrants as compensation for the performance of services; or holders that are not U.S. persons (as defined for U.S. federal income tax purposes). This summary does not address any state, local or foreign tax consequences or any U.S. federal non-income tax consequences of the exercise of Warrants for Shares pursuant to the Offer or, except as discussed herein, any tax reporting obligations of a holder. Holders should consult their tax advisors as to the specific tax consequences to them of the Offer in light of their particular circumstances.

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If an entity treated as a partnership for U.S. federal income tax purposes holds Warrants, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Holders owning their Warrants through a partnership should consult their tax advisors regarding the U.S. federal income tax consequence of exchanging Warrants for Shares pursuant to the Offer.

This summary is based on the Code, applicable Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service (“IRS”) or a court, which could affect the tax consequences described herein.

The exercise of Warrants for Shares pursuant to the Offer should be treated as a “recapitalization” pursuant to which (i) no gain or loss should be recognized on the exercise of Warrants for Shares, (ii) a holder’s aggregate tax basis in the Shares received in the exercise should equal the holder’s aggregate tax basis in its Warrants surrendered in exercise therefor (except to the extent of any tax basis allocated to a fractional share for which a cash payment is received in connection with the Offer), and (iii) a holder’s holding period for the Shares received in the exercise should include its holding period for the surrendered Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. Holders should consult their tax advisors as to the applicability of these special rules to their particular circumstances. Any cash received in lieu of a fractional share pursuant to the Offer should result in gain or loss to a holder equal to the difference between the cash received and the holder’s tax basis in the fractional share.

Certain of our “significant” holders exercising Warrants for Shares pursuant to the Offer may be required to furnish certain information to the IRS, including the fair market value of the holder’s Warrants exercised for Shares pursuant to the Offer and certain tax basis information. Holders should consult their tax advisors as to the applicability of these reporting requirements to their particular circumstances.

12. RISK FACTORS; FORWARD-LOOKING STATEMENTS

This Offer Letter contains forward-looking statements. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the Company’s strategic direction, prospects and future results. Certain factors, including factors outside of the Company’s control, may cause actual results to differ materially from those contained in the forward-looking statements. All forward looking statements included in this Offer Letter are based on information available to the Company as of the date hereof.

An investment in our Shares involves a high degree of risk. Please refer to our filings with the SEC, including our Annual Report on Form 10-K for the year ended October 2, 2011 filed with the Securities and Exchange Commission on December 27, 2011 for a discussion of these risks. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair our business operations. If any of the matters identified as potential risks materialize, our business could be harmed. In that event, the trading price of our Shares could decline.

There is no guarantee that your decision whether to exercise your Warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Shares in the future following the completion of the Offer. If you choose to exercise some or all of your Warrants in the Offer, certain future events may cause an increase in our Share price and may result in a lower value realized now than you might realize in the future had you not agreed to exercise your Warrants. Similarly, if you do not exercise your Warrants in the Offer, you will continue to bear the risk of ownership of your Warrants after the closing of the Offer, and there can be no assurance that you can sell your Warrants (or exercise them for Shares) in the future at a higher price than would have been obtained by participating in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

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If you do not exercise your Warrants in the Offer, your ownership will be diluted

We will issue up to 8,131,667 Shares in connection with the Offer. If you do not exercise your Warrants, your ownership in the Company could be diluted by as much as 99.2 (taking into account a full conversion of the Series A preferred stock with the increase in stated value so noted in this Offer Letter) and a full sale of the 25,000,000 shares offered in the S-1 Registration Statement in connection with which the 30 day reduction in exercise of the Warrants to $.01 per Share is made.

The market price of our Shares will fluctuate and it may adversely affect holders who exercise their Warrants for Shares.

The market price of our Shares will fluctuate between the date the Offer is commenced, the Expiration Date of Offer and the date on which Shares are issued to exercising Warrant holders. Accordingly, the market price of Shares upon settlement of the Offer could be less than the price at which the Warrants could be sold, and could be more than the exercise price of the Warrants.

No rulings or opinions have been received as to the tax consequences of the Offer to holders of Warrants

The tax consequences that will result to the Warrant holders that participate in the Offer are not well defined by the existing authorities. No ruling of any governmental authority and no opinion of counsel has been issued or rendered on these matters. Warrant holders must therefore rely on the advice of their own tax advisors in assessing these matters.

13. ADDITIONAL INFORMATION; MISCELLANEOUS

The Company has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer Letter is a part. This Offer Letter does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. The Company recommends that holders review the Schedule TO, including the exhibits, and the Company’s other materials that have been filed with the Securities and Exchange Commission before making a decision on whether to accept the Offer. The Company will amend its Schedule TO to include material changes from previously filed information, including updated interim financial information to the extent filed on Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, or otherwise made publicly available.

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. All reports and other documents the Company has filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the Securities and Exchange Commission in the future, can be examined without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549, on official business days during the hours of 10:00 am to 3:00 pm, and copies of the material can be obtained from the SEC at prescribed rates. The materials are also available on the SEC’s website at www.sec.gov.

Sincerely,
/s/ Stanley A. Hirschman
Stanley A. Hirschman President

ANY QUESTION OR REQUEST FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY AT THE ADDRESS, PHONE NUMBER AND EMAIL ADDRESS LISTED ABOVE. REQUESTS FOR ADDITIONAL COPIES OF THE OFFER LETTER, THE ELECTION TO PURCHASE ATTACHED AS EXHIBIT A TO THE WARRANT CERTIFICATE OR OTHER DOCUMENTS RELATED TO THE OFFER MAY ALSO BE DIRECTED TO THE COMPANY.

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NOTICE OF GUARANTEED DELIVERY

OF WARRANTS OF

OPTEX SYSTEMS HOLDINGS, INC.

PURSUANT TO THE OFFER DATED JULY 19, 2012

This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) if:

●	Warrants are not immediately available or Warrant holders cannot deliver Warrants to Optex Systems Holdings, Inc. (the “Company”) prior to the Expiration Date, or

●	Time will not permit all required documents, including a properly completed and duly executed Election to Purchase attached as Exhibit A to the Warrant certificate (or a manually signed facsimile of the Election to Purchase attached as Exhibit A to the Warrant certificate) and any other required documents and payment of the Warrant exercise price, to reach the Company prior to the Expiration Date.

The Offer and the Election to Purchase attached as Exhibit A to the Warrant certificate, as amended or supplemented from time to time, together constitute the “Offer.”

TO: THE COMPANY

BY MAIL, HAND OR OVERNIGHT DELIVERY:

Stanley A. Hirschman President Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439
Telephone (972) 644-0722

BY FACSIMILE TRANSMISSION:

THE COMPANY

FACSIMILE: (972) 680-0650

CONFIRM BY TELEPHONE: (972) 644-0722

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail, overnight courier or facsimile transmission to the Company. See Section 2 of the Offer Letter.

For this notice to be validly delivered, it must be received by the Company at one of the above addresses before the Offer expires. Delivery of this notice to another address will not constitute a valid delivery.

By signing this Notice of Guaranteed Delivery, you exercise, upon the terms and subject to the conditions described in the Offer and the related Election to Purchase attached as Exhibit A to the Warrant certificate, receipt of which you hereby acknowledge, the number of Warrants specified below pursuant to the guaranteed delivery procedure described in Section 2 of the Offer Letter.

NUMBER OF WARRANTS EXERCISED:  ________________________

SIGNATURES

Signatures: ____________________________________

Name(s) of Warrant Holders(s): _________________________________________________

                                                                                       (please type or print)

Certificate Nos.: _____________________________________________________________

Address: __________________________________________________________________

(Include Zip Code)

Daytime Area Code and Telephone Number: __________________________________________

Date: ____________________

If Warrants will be delivered by book-entry transfer, provide the Account Number.

Account Number: ____________________________________________

2

GUARANTEE OF DELIVERY

(Not to be Used for Signature Guarantee)

The undersigned, a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, (each of the foregoing constituting an (“Eligible Institution”), guarantees delivery to the Company of the Warrants exercised, in proper form for transfer, or a confirmation that the Warrants exercised have been delivered pursuant to the procedure for book-entry transfer described in the Offer Letter into the Company’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or a facsimile(s) thereof), or an Agent’s Message in the case of a book-entry transfer, and any other required documents, all within three New York Stock Exercise trading days after the date of receipt by the Company of this Notice of Guaranteed Delivery.

The Eligible Institution that completes this form must communicate the guarantee to the Company and must deliver the Election to Purchase attached as Exhibit A to the Warrant certificate and certificates for Warrants to the Company within the time set forth above. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm: __________________________________________________________

Authorized Signature: ____________________________________________________

Name:________________________________________________________________

(Please Print)

Title: _________________________________________________________________

Address: ______________________________________________________________

Areas Code(s) and Telephone Number(s): _____________________________________

Dated: _____________________, 2012

NOTE: DO NOT SEND WARRANTS WITH THIS FORM. WARRANTS SHOULD BE SENT WITH THE ELECTION TO PURCHASE ATTACHED AS EXHIBIT A TO YOUR WARRANT CERTIFICATE ALONG WITH PAYMENT OF THE WARRANT EXERCISE PRICE.

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